N E W S R E L E A S E

July 7, 2011

Nevsun Q2 Operating Highlights

HIGHLIGHTS

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93,000 ounces produced in Q2

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168,000 ounces produced year to date

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Cash balance $US 186 million

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to announce strong production results of 93,000 ounces of gold for the quarter ending June 30, 2011.  Year-to-date the Bisha mine in Eritrea has produced 168,000 ounces of gold, including 41,000 ounces during the commissioning phase early this year. Cash increased to US$186 million at June 30, 2011.

	Q1 2011	Q2 2011	YTD 2011
Tonnes milled	461,000	444,000	905,000
Recovery, % of gold	88%	89%	89%
Gold ounces produced	75,000	93,000	168,000
Gold price realized per ounce sold	US$1,405	US$1,510	US$1,485

The Bisha mine continues to operate in excess of plan for mill gold recovery and the rate of gold production during Q2 was approximately 1,000 ounces per day. The rainy season in Eritrea at the Bisha site, which began in June and should end in September, has had no material impact on operations to date.  The Company started civil works in June in preparation for construction of the second phase copper plant.

Nevsun plans to release its full Q2 results on August 10, 2011 with a conference call following on August 11th.

Forward Looking Statements: The above contains forward-looking statements regarding the Q2 operating highlights and release of Q2 financials. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-15.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com